

February 5, 2014

<u>Via Facsimile</u>
Mr. Kelvin Chak
President and Chief Executive Officer
Apolo Gold & Energy, Inc.
9th Floor Kam Chung Building
19-21 Hennessy Road
Wanchai, Hong Kong

> **Re: Apolo Gold & Energy, Inc.**
> **Form 8-K**
> **Filed January 22, 2014**
> **File No. 000-27791**

Dear Mr. Chak,

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian McAllister

                    Staff Accountant
                    Office of Beverages, Apparel, and
                    Mining